SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: November 30, 2007

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

Registrant’s telephone number, international: +7 499 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

On November 28, 2007, Open Joint Stock Company Long Distance and International Telecommunications “Rostelecom” announced results for the first half of 2007 in accordance with International Financial Reporting Standards (IFRS). A copy of the corresponding press release is attached hereto as Exhibit 99.

For any questions please contact Pavel A. Nezhutin, Corporate Secretary, by phone at +7 499 973 9940, by facsimile at
+7 499 973 1055 or by e-mail at pnezhutin@rt.ru.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2007	By:	/signed/ Vladimir V. Terekhov
	Name:	Vladimir V. Terekhov
	Title:	First Deputy General Director,
acting General Director

EXHIBIT INDEX

The following exhibit has been disclosed as a part of this Form 6-K:

Exhibit Number	Description

99.	English translation of the press release announcing results for the first half of 2007 in accordance with IFRS.